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Exhibit 99.2

DragonWave Inc.	For the three months ended May 31 2015

Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	Note	As at May 31, 2015	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	4	18,908	23,692
Trade receivables	5	35,925	48,626
Inventory	6	35,133	24,294
Other current assets	7	4,708	5,834
Deferred tax asset	20	61	61

		94,735	102,507
Long Term Assets
Property and equipment	8	4,671	4,322
Deferred tax asset	20	1,473	1,485
Deferred financing cost		5	18
Intangible assets	9	776	794
Goodwill	9	11,927	11,927

		18,852	18,546
Total Assets	11	113,587	121,053

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	37,506	40,163
Deferred revenue		858	830
Capital lease obligation		583	514

		38,947	41,507
Long Term Liabilities
Debt facility	11	33,700	32,400
Other long term liabilities	12	990	1,139
Warrant liability	13, 16	717	1,239

		35,407	34,778
Commitments	15
Shareholders' equity
Capital stock	13	220,968	220,952
Contributed surplus	13	8,661	8,388
Deficit	13	(181,875)	(175,921)
Accumulated other comprehensive loss	13	(9,618)	(9,618)

Total Shareholders' equity		38,136	43,801
Non-controlling interests	3	1,097	967

Total Equity		39,233	44,768
Total Liabilities and Equity		113,587	121,053

Shares issued & outstanding	14	75,315,330	75,290,818

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share amounts
(Unaudited)

		Three months ended
	Note	May 31, 2015	May 31, 2014
REVENUE	17	26,340	28,771
Cost of sales	6	20,791	22,885

Gross profit		5,549	5,886

EXPENSES
Research and development		3,885	4,265
Selling and marketing		3,244	3,365
General and administrative		3,834	4,426

		10,963	12,056

Loss before amortization of intangible assets and other items		(5,414)	(6,170)
Amortization of intangible assets	9	(183)	(309)
Accretion expense		(71)	(40)
Interest expense	11, 16	(531)	(425)
Gain on change in estimate	3	—	101
Fair value adjustment – warrant liability	13	522	150
Foreign exchange (loss) gain		(80)	121

Loss before income taxes		(5,757)	(6,572)
Income tax expense	20	67	95

Net Loss		(5,824)	(6,667)
Net (Income) Loss Attributable to Non-Controlling Interest		(130)	35

Net Loss attributable to shareholders		(5,954)	(6,632)
Net loss per share
Basic	14	(0.08)	(0.11)
Diluted	14	(0.08)	(0.11)
Weighted Average Shares Outstanding
Basic	14	75,298,537	58,194,153
Diluted	14	75,298,537	58,194,153

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(Unaudited)

		Three months ended
	Note	May 31, 2015	May 31, 2014
Operating Activities
Net Loss		(5,824)	(6,667)
Items not affecting cash
Amortization of property and equipment	8	472	697
Amortization of intangible assets	9	183	309
Accretion expense		71	40
Bad debt expense	5	36	148
Interest expense		—	156
Gain on change in estimate	3	—	(101)
Fair value adjustment – warrant liability	13	(522)	(150)
Stock-based compensation		277	359
Unrealized foreign exchange loss		162	18
Deferred income tax expense		12	(50)
Inventory impairment		295	90

		(4,838)	(5,151)
Changes in non-cash working capital items		(166)	(111)

		(5,004)	(5,262)

Investing Activities
Acquisition of property and equipment		(821)	(495)
Acquisition of intangible assets		(165)	(140)

		(986)	(635)

Financing Activities
Capital lease obligation		56	(190)
Contribution by non-controlling interest in DW-HFCL	3	—	164
Debt facility		1,300	2,500
Issuance of common shares net of issuance costs		12	16

		1,368	2,490

Effect of foreign exchange on cash and cash equivalents		(162)	(18)
Net decrease in cash and cash equivalents		(4,784)	(3,425)
Cash and cash equivalents at beginning of period		23,692	18,992
Cash and cash equivalents at end of period		18,908	15,567

Cash paid during the period for interest		470	280

Cash paid during the period for taxes		186	1

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts
(Unaudited)

Three months ended May 31, 2015

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2015	75,290,818	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

Stock-based compensation	—	—	$277	—	—	—	$277
Other	24,512	$16	$(4)	—	—	—	$12
Net (Loss)/Income	—	—	—	$(5,954)	—	$130	$(5,824)

Balance at May 31, 2015	75,315,330	$220,968	$8,661	$(181,875)	$(9,618)	$1,097	$39,233

Three months ended May 31, 2014

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2014	58,008,746	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

Stock-based compensation	—	—	$359	—	—	—	$359
Exercise of warrants	473,646	$161	—	—	—	—	$161
Other	8,851	$15	$1	$81	—	—	$97
Contribution by non-controlling interest in DW-HFCL	—	—	—	—	—	$164	$164
Net (Loss) / Income	—	—	—	$(6,632)	—	$(35)	$(6,667)

Balance at May 31, 2014	58,491,243	$198,769	$7,478	$(161,056)	$(9,682)	$48	$35,557

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Global Market under the symbol DRWIW.

        These consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l, incorporated in Italy, DragonWave S.a r.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated interim financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated interim financial statements reflect all adjustments necessary to present fairly the financial position as at May 31, 2015 and February 28, 2015 and the results of operations, cash flows and changes in equity for the three month periods ended May 31, 2015 and May 31, 2014.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of accounting estimates

        The consolidated interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 28, 2015.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In April 2015, the FASB decided to propose a one-year deferral of the effective date by one year for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

is currently assessing the impact this amendment will have on the Company's consolidated interim financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, "Compensation–Stock Compensation". The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated interim financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements–Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated interim financial statements.

        In January 2015, the FASB issued ASU No. 2015-01, "Income Statement-Extraordinary and Unusual Items". The amendments objective is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated interim financial statements.

        In April 2015, the FASB issued ASU No. 2015-03, "Interest-Imputation of Interest". The amendments in this update would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments in this Update. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated interim financial statements.

        In April 2015, the FASB issued ASU No. 2015-05, "Intangibles–Goodwill and Other–Internal Use Software". The amendments in this update will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement by providing guidance as to whether an arrangement includes the sale or license of software. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated interim financial statements.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

3. BUSINESS COMBINATIONS

Nokia's Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of the microwave transport business of Nokia.

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia in installments.

        During the three month period ended May 31, 2014, the Company revised the termination fee estimate and also entered into a revised payment schedule with Nokia consisting of quarterly payments through fiscal year 2015 and 2016. This lead to a gain of $101 recorded in the statement of operations for the three months ended May 31, 2014. The first payment in the amount of $694 was made in May 2014 with an additional $2,593 in payments made during fiscal year 2015. During fiscal year 2015, the final invoice related to the termination fee was received from Nokia and resulted in a gain of $200 during the period. A fourth scheduled payment of $1,119 was made in the first quarter of 2016.

        The total termination fee liability is valued at $3,271 as at May 31, 2015 all of which is considered short term in nature [February 28, 2015–$4,383; short term: $4,227 and long term: $156].

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited. During the three month period ended May 31, 2014, the minority owner, HFCL, made a capital contribution of $164.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	as at May 31, 2015				as at February 28, 2015
Native Currency	Native Currency	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	16,441	1.000	16,441	87.0%	15,010	63.4%
Canadian Dollar	717	0.802	575	3.0%	4,106	17.3%
Indian Rupee	73,796	0.016	1,157	6.1%	2,497	10.5%
Chinese Renminbi	2,030	0.161	327	1.7%	101	0.4%
United Arab Emirates Dirham	441	0.272	120	0.6%	163	0.7%
Other			288	1.6%	1,815	7.7%

Total Cash and Cash Equivalents			18,908	100.0%	23,692	100.0%

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

4. CASH AND CASH EQUIVALENTS (Continued)

        As at May 31, 2015, the Company is required to have a minimum of $10,000 held at Comerica Bank [February 28, 2015–$10,000].

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	May 31, 2015	February 28, 2015
Trade Receivables (gross)	36,379	49,295
Allowance for doubtful accounts	(454)	(669)

Total Trade Receivables (net)	35,925	48,626

        As at May 31, 2015, two customers exceeded 10% of the total receivable balance. These customers represented 44% and 24% of the trade receivables balance [February 28, 2015–two customers represented 37% and 34% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $36 related to bad debt expense for the three months ended May 31, 2015 [three months ended May 31, 2014–expense of $148].

6. INVENTORY

        Inventory is comprised of the following:

	May 31, 2015	February 28, 2015
Raw Materials	12,129	7,469
Work in Progress	750	577
Finished Goods	19,377	13,709

Total Production Inventory	32,256	21,755
Inventory held for customer service/warranty	2,877	2,539

Total Inventory	35,133	24,294

        Cost of sales for the three months ended May 31, 2015 was $20,791 [three months ended May 31, 2014–$22,885], which included $17,227 of product costs [three months ended May 31, 2014–$19,860]. The remaining costs of $3,564 [three months ended May 31, 2014–$3,025] related principally to warehousing, freight, warranty, overhead and other direct costs of sales.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

6. INVENTORY (Continued)

        For the three months ended May 31, 2015, the Company recognized an impairment loss on inventory of $295 [three months ended May 31, 2014–$90]. This impairment loss related primarily to raw material and finished goods for certain older product lines.

        The Company allocates overhead and labour to inventory. Included in cost of goods sold for the three months ended May 31, 2015 was overhead and labour allocations of $617 [three months ended May 31, 2014–$846]. Included in inventory at May 31, 2015 was overhead and labour allocations of $546 [February 28, 2015–$461].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	May 31, 2015	February 28, 2015
Deposits on inventory	374	1,240
Prepaid expenses	2,111	2,082
Indirect taxes (net)	1,203	1,079
Income tax receivable	390	390
Deferred financing costs	55	55
Receivable from Contract Manufacturers and other items	575	988

Total other current assets	4,708	5,834

8. PROPERTY AND EQUIPMENT

	May 31, 2015			February 28, 2015
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and research & development equipment	23,923	20,721	3,202	3,056
Computer hardware	3,672	3,300	372	260
Production fixtures	2,311	1,569	742	661
Leasehold improvements	1,077	936	141	146
Furniture and fixtures	853	724	129	145
Communication equipment	288	283	5	8
Other	435	355	80	46

Total	32,559	27,888	4,671	4,322

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

8. PROPERTY AND EQUIPMENT (Continued)

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	Three months ended
	May 31, 2015	May 31, 2014
Research and development ("R&D")	85	422
Selling and marketing ("S&M")	11	15
General and administrative ("G&A")	376	260

Total	472	697

        Depreciation expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets and goodwill are apportioned as follows:

	May 31, 2015				February 28, 2015
	Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	6,805	6,029	—	776	794
Goodwill	11,927	—	—	11,927	11,927

        For the three months ended May 31, 2015, the Company recognized amortization of intangible assets of $183 [three months ended May 31, 2014–$309]. The Company estimates that it will recognize $437 and $339 respectively for the next two succeeding years.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	May 31, 2015	February 28, 2015
Trade payables	21,477	23,474
Accrued liabilities	9,692	9,394
Termination fee	3,271	4,227
Payroll related accruals	2,206	2,076
Warranty accrual	333	335
Income taxes payable	527	657

Total Accounts Payable and Accrued Liabilities	37,506	40,163

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability for the three months ended:

	May 31, 2015	February 28, 2015
Balance at beginning of the period	678	619
Accruals	152	1,031
Utilization	(138)	(972)

Ending Balance	692	678

Short term portion	333	335
Long term portion	359	343

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. As at May 31, 2015, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $33,700 on the facility as at May 31, 2015 [February 28, 2015–$32,400], and $1,857 against its letter of credit facility [February 28, 2015–$1,864].

        The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave Inc and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the three months ended May 31, 2015 the weighted average debt outstanding was $32,640 [three months ended May 31, 2014–$15,299] and the Company recognized $544 in interest expense related to the debt facility [three months ended May 31, 2014–$270] and expensed $13 in deferred financing cost [three months ended May 31, 2014–$146].

        The credit facility contains financial covenants including minimum tangible net worth requirements, holding a minimum of $10,000 within the Company's lenders (Comerica Bank) operating account, and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period.

        The Company is in compliance with all covenants as at May 31, 2015.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	May 31, 2015	February 28, 2015
Warranty accrual	359	343
Deferred revenue	583	578
Termination fee	—	156
Capital lease obligation	48	62

Total Other Long Term Liabilities	990	1,139

13. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at U.S. $2.10 for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD for aggregate gross proceeds of $28,670 CAD. After deducting commissions and listing expenses, the Company realized net proceeds of $23,960 USD ($26,184 CAD). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CAD per share until August 1, 2016. Upon issuance, the Company recognized a liability in the amount of $2,551 for the warrants, see Warrants section for further details.

Share Based Compensation Plan

        The Company had previously established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan (the "Previous Plan") applicable to full-time employees, directors and consultants of the Company for purchase of common shares. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the previous plan was 10% of the common shares issued and outstanding.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan (the "Plan") to replace the Previous Plan. The Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. The maximum number of common shares issuable under the Plan is 7,531,533, which represents 10% of the common shares issued and outstanding as at May 31, 2015.

        The following is a summary of stock option activity:

	Three months ended May 31, 2015		Three months ended May 31, 2014
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Opening Balance	3,985,587	$3.05	3,173,321	$3.71
Granted	1,490,200	$0.77	27,700	$1.47
Forfeited	(182,123)	$7.31	(18,340)	$3.39

Closing Balance	5,293,664	$2.26	3,182,681	$3.69

        The following table shows the weighted average values used in determining the fair value of options granted during the three months ended May 31, 2015 and May 31, 2014:

	May 31, 2015	May 31, 2014
Volatility	76.9%	75.7%
Risk Free Rate	0.75%	1.40%
Dividend Yield	Nil	Nil
Average Expected Life	3.97 yrs	4.00 yrs

        The 1,490,200 options granted during the three months ended May 31, 2015 were determined to have a fair value of $520 [three months ended May 31, 2014: 27,700 options valued at $19].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on May 31, 2015:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)
$0.77	$0.84	1,474,600	4.97	$0.77	—	—	—
$0.85	$1.34	550,900	3.53	$1.20	392,240	3.47	$1.21
$1.35	$2.07	421,152	3.39	$2.03	164,032	3.38	$2.03
$2.08	$2.12	102,000	2.50	$2.08	63,624	2.50	$2.08
$2.13	$2.20	993,782	4.12	$2.15	500	3.97	$2.15
$2.21	$2.49	621,840	2.94	$2.24	313,362	2.94	$2.24
$2.50	$3.17	481,214	2.15	$2.93	336,709	2.14	$2.94
$3.18	$6.66	268,501	0.17	$5.92	267,036	0.16	$5.93
$6.67	$8.69	379,675	0.92	$6.84	379,675	0.92	$6.84

		5,293,664	3.46	$2.26	1,917,178	2.14	$3.55

        The Company has recognized $248 for the three months ended May 31, 2015 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three months ended May 31, 2014–$359]. Stock compensation expense was allocated to operating expenses as follows:

	May 31, 2015	May 31, 2014
R&D	44	81
S&M	47	103
G&A	157	175

Total Stock Option Expense	248	359

        As at May 31, 2015, compensation costs not yet recognized relating to stock option awards outstanding is $2,081 [February 28, 2015–$1,926] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        There were no options exercised with an intrinsic value during the three months ended May 31, 2015 or May 31, 2014.

        There was no intrinsic value associated with fully vested options at May 31, 2015 (February 28, 2015–$0).

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

Restricted Share Units (RSU's)

        The Company has entered into restricted stock agreements with certain of its independent directors. These units which were issued during July 2014 are unvested and subject to each director's continued engagement on the Board for a period of one year from the date of issuance.

        The following table sets forth the summary of restricted share activity under the Company's Share Based Compensation Plan for the three months ended May 31, 2015:

	Three months ended May 31, 2015
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2015	80,000	$2.15
Forfeited	(20,000)	$2.15

RSU balances at May 31, 2015	60,000	$2.15

        The Company has recognized $25 for the three months ended May 31, 2015 as compensation expense for restricted stock units, with a corresponding credit to contributed surplus.

        There were no restricted stock units exercisable as of May 31, 2015. All RSUs will vest during the second quarter of fiscal year 2016 with the exception of 20,000 RSUs which were cancelled on April 14, 2015.

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the three months ended May 31, 2015 a total of 19,609 common shares were purchased by employees at fair market value, while the Company issued 4,902 common shares as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three months ended May 31, 2015 was $3 [three months ended May 31, 2014–$4]. The fair value of the unearned ESPP shares as at May 31, 2015 was $13 [May 31, 2014–$12]. The number of shares held for release, and still restricted under the ESPP at May 31, 2015 was 13,832 [May 31, 2014–7,466].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at August 31, 2008, a revenue reduction provision in the

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 per unit for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued–8,932,500). Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018. On August 1, 2014 the warrant exercise price was adjusted to U.S. $1.30 as a result of a subsequent equity financing undertaken by the Company. In the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. As a result the Company recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment-warrant liability" in the consolidated statement of operations. As at May 31, 2015, 2,088,750 warrants were outstanding and the liability for warrants was decreased to $271. In the three months ended May 31, 2015 the Company realized a gain in the amount of $332 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $271.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD per unit for aggregate gross proceeds of $26,234 ($28,670 CAD). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CAD per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275 of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014. During the three months ended May 31, 2015 the Company realized a gain in the amount of $190 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $446.

14. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at May 31, 2015 a total of 5,293,664 options, 60,000 RSUs and 10,052,500 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

14. NET LOSS PER SHARE (Continued)

	Three months ended
	May 31, 2015	May 31, 2014
Net loss applicable to shareholders	(5,954)	(6,632)
Weighted average number of shares outstanding	75,298,537	58,194,153

Basic Net Loss/Dilutive Net Loss per share	$(0.08)	$(0.11)

15. COMMITMENTS

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at May 31, 2015 per fiscal year are as follows:

2016	1,202
2017	1,149
2018	143
Thereafter	11

2,505

16. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	May 31, 2015	February 28, 2015
Assets held at fair value (A)	18,908	23,692
Loans and receivables (B)	36,498	49,614
Other financial liabilities (C)	70,347	71,728
Liabilities held at fair value (D)	717	1,239

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, debt facility and termination fee

(D)
Warrant liability

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1–Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2–Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3–Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as they are traded on the Toronto Stock Exchange and on the NASDAQ Global Market.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at May 31, 2015 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure.

        As at May 31, 2015 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	271	271

        As at February 28, 2015, the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	603	603

        A reconciliation of the Level 3 warrant liability measured at fair value for the three months ended May 31, 2015 follows:

	Warrants	$
Balance at February 28, 2015	2,088,750	603
Fair value adjustment–warrant liability	—	(332)

Balance at May 31, 2015	2,088,750	271

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three months ended May 31, 2015 was $518 on the Company's cash, cash equivalents, and debt facility [three months ended May 31, 2014–Expense of $279].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at May 31, 2015 and February 28, 2015, the Company had no forward contracts in place. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statement of operations.

        As of May 31, 2015, if the US dollar had appreciated 1% against all foreign currencies to which we have exposure, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net loss of $37 for the three months ended May 31, 2015 [three months ended May 31, 2014–decrease of $105], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at May 31, 2015.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at May 31, 2015, the Company had cash and cash equivalents totaling $18,908 [February 28, 2015–$23,692]. Based on current revenue expectations, the continuing availability of credit facilities, the Company believes that its liquidity risk is manageable.

17. SEGMENTED INFORMATION

        The Company operates in one operating segment–broadband wireless backhaul equipment.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

17. SEGMENTED INFORMATION (Continued)

        The Company analyzes its sales according to geographic region and target product development and sales strategies. The following table presents total revenues by geographic location though direct and indirect sales and through Original Equipment Manufacturers (OEM) partner, Nokia:

	Three Months Ended May 31, 2015				Three Months Ended May 31, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	682	—	682	3%	630	—	630	2%
Europe	824	6,528	7,352	28%	2,249	8,382	10,631	37%
India	3,264	568	3,832	14%	—	872	872	3%
United States	5,958	—	5,958	23%	5,923	—	5,923	21%
Asia Pacific	415	1,755	2,170	8%	104	4,494	4,598	16%
Africa	351	1,690	2,041	8%	228	1,265	1,493	5%
Middle East	433	3,194	3,627	14%	1,599	2,505	4,105	14%
Carribean & Latin America	673	5	678	2%	401	119	519	2%

	12,600	13,740	26,340	100%	11,134	17,637	28,771	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

18. ECONOMIC DEPENDENCE

        The Company was dependent on two key customers with respect to revenue in the three months ended May 31, 2015. These customers represented approximately 52% and 11% of sales for the three months ended May 31, 2015 [three months ended May 31, 2014–one customer represented 61%].

19. EXPENSES

        Included in general and administrative expenses is $92 related to premises rental expense for the three months ended May 31, 2015 [three months ended May 31, 2014–$111]. Total rental expense for the three months ended May 31, 2015 was $430 [three months ended May 31, 2014–$569].

20. INCOME TAXES

        The Company accrues tax expenses for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2016. The determination of the Company's tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three months ended May 31, 2015, the Company recognized tax expenses of $67 [three months ended May 31, 2014–$95].

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  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)